

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 27, 2013

András P. Teleki, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

  Re: Metropolitan Life Insurance Company:
      "Registered Fixed Account Option" Contract
      Initial Registration Statement filed on Form S-3
      File No. 333-191420

Dear Mr. Teleki:

  The staff reviewed the above-referenced initial registration statement, which the Commission received on September 27, 2013. We have given the registration statements a full review. Based on our review, we have the following comments. Page references are to the pages of the marked courtesy copy of the prospectus provided to the staff.

1. General

  As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

2. Front Cover Page

  a. In the sentence following the first paragraph, please briefly explain the term "allocated."

  b. The Contract now appears to be sold only through group plans. For example, note the reference only to group Contracts on the front cover page and the deletion of any references to "individuals" on pages 6 and 8. Therefore, please delete all references to individually issued Contracts. For example, the last sentence of the first paragraph under "The Registered Fixed Account Option" on page 8.

3. Plan (page 7)

  Based on the definition of "Plan" on page 5 and the list of plan types after the first paragraph of the "Summary" on page 6, the Contract is clearly offered through platforms other than Section 403(b) Plans. Therefore, please expand this section to address not only "Section 403(b) Plan Terminations" but also corresponding disclosure for the other applicable plan types.

4. The Registered Fixed Account Option (page 8)

Please highlight the second paragraph describing the possible Purchase Payment restrictions and highlight the corresponding portions of the first paragraph on the front cover page.

In addition, please add any applicable risk disclosure to the "Risk" section of the prospectus.

5. Declared Interest Rates of the Initial and Subsequent Renewal Periods (page 9)

Given that the Registered Fixed Account Option is now only offered in conjunction with one Contract, please confirm the accuracy of this section. For example, the second paragraph refers to a 12-month duration for the initial Guarantee Period and then the second and all future renewal rates. However, the third paragraph then refers to quarterly declared guaranteed rates with a quarterly duration.

Please reconcile and revise the applicable disclosure here and in the third through fifth paragraphs of the summary on page 6 accordingly.

6. Market Value Adjustment (page 10)

a. The first sentence of the second paragraph states that a Market Value Adjustment will apply if the Owner requests a full surrender of the contract or of all Contract values held in the Registered Fixed Account "for reasons other than listed above" (referring to "Contract Termination"). However, the second sentence states the Cash Value of the Registered Fixed Account will be paid if "the Company discontinues the Contract."

It is not entirely clear what event the second sentence is referring to, *i.e.*, the Company discontinued the Contract because the Plan was terminated or for other reasons. Therefore please clarify the second sentence.

b. In the first sentence of item b) at the bottom of page 11, please clarify the reference to "Fixed Account." If this is a reference to the Registered Fixed Account Option, then please state it.

7. Transfers (page 12)

a. Please move the second and third paragraphs so they appear under the subcaption "Transfers to the Registered Fixed Account Option" on page 13.

b. Please explain and disclose the interaction between transfers and the surrender charge and market value adjustment, *i.e.*, disclose whether a transfer will trigger a surrender charge and/or market value adjustment.

8. Information Incorporated by Reference (page 17)

Item 12(a)(1) of Form S-3 specifically requires that the Company's Form 10-K be incorporated by reference into the registration statement. Please explain the legal basis for incorporating by reference to the Company's recently filed Form 10 instead.

If legally permissible, please identify any Form 10-K disclosure item that has no corresponding Form 10 disclosure item and explain how the disclosure was otherwise provided.

9. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

10. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Additionally, copies of documents or letters filed on EDGAR may be sent to me at ohm@sec.gov. Mail or deliveries should be addressed to the U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office